MyTravel

02 OCT -2 AM 11:01

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

30 September 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

02055119

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 27 September 2002, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests of Directors and Connected Persons. The Company also filed with the London Stock Exchange on the 30 September 2002, an announcement regarding Acquisition of Eurosites from MyTravel plc.

A copy of the relevant documentation is enclosed for your review.

PROCESSED
OCT 09 2002
P THOMSON FINANCIAL

Very truly yours,

p.p. Karen Houlihan

dlw 10/3

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020930

Holidaybreak PLC - Acquisition

RNS Number:8055B
Holidaybreak PLC
30 September 2002

02 OCT -2 AM 11:01

FOR IMMEDIATE RELEASE 30th September 2002

£29.9M ACQUISITION OF EUROSITES FROM
MYTRAVEL PLC

Holidaybreak plc is pleased to announce the acquisition from MyTravel plc of Eurosites, its camping and mobile-home holiday business, for a total consideration of £29.9m, paid for in cash. The acquisition consists of the business and assets of Eurosites (UK), a trading division of MyTravel, together with its sales agency businesses in Holland, Germany and Denmark: Eurosites BV, Eurosites GmbH and Eurosites A/S. Net assets acquired are valued at £17.4m. The acquisition will be funded entirely by long term bank debt facilities.

Through its Eurocamp and Keycamp brands, Holidaybreak is the leading European operator of pre-sited camping and mobile-home holidays. Eurosites is its only competitor to operate in all the main markets - UK, Holland, Germany, Denmark and Ireland.

Eurosites' turnover, in the year to 30th September 2002, is expected to be approximately £27.1m from 35,000 holiday bookings (c.150,000 passengers). Operating profit for the same period is estimated at £3.7m. This compares to Holidaybreak's Camping division, in the year ended 30th September 2001, which achieved an operating profit of £17.8m on sales of £103.7m. Holidaybreak's camping bookings will be approximately 117,000 in the current year (c.490,000 passengers).

Whilst there are some differences in service levels and product specification between Eurosites and the Holidaybreak brands, the businesses are very similar. In 2002 Eurosites operated on eighty-six top rated camp-sites in France, Italy, Spain, Germany, Holland and Luxembourg. Of these fifty-four were also used by Eurocamp or Keycamp and in some cases both. Eurosites has a higher proportion (66%) of mobile-homes to tents compared to the Holidaybreak (52%).

The marketing and distribution strategies of the two businesses are similar although Eurosites sources a higher proportion of its UK customers (30%) through high street travel agencies than Holidaybreak (14%). Going forward, Holidaybreak has reached agreement with My Travel that its retail agencies (Going Places and Travelworld) will provide racking and support to both Eurosites and Keycamp (Holidaybreak's current retail brand). Like Holidaybreak, Eurosites' presence in the Dutch, German and Danish markets allows it to maximise occupancy levels and minimise its currency exposure.

In addition to deriving attractive returns from a further investment in a resilient and profitable sector of the holiday market which it knows well, Holidaybreak expects to achieve significant strategic and financial benefits from the acquisition. The opportunities available and management task involved are similar to those in 1998 following the acquisition of Keycamp. Immediate benefits in overseas operations, purchasing, distribution and management are available and the achievement of these will be a first priority. In 2003, Eurosites will be operated on a broadly similar basis to 2002, retaining its separate brand identity, whilst the overseas operations side of the business is integrated. There are a number of strategic options open to Holidaybreak in the longer term and decisions on these will be taken over the course of the 2002/3 season.

Commenting on the acquisition, Richard Atkinson, Holidaybreak's Chief Executive, said "We are delighted to have finally added Eurosites to our Camping portfolio. Whilst the sector has changed over the years, most notably with the growth of mobile-homes and extension of on-site leisure facilities, it has proved highly resilient in all consumer and economic environments, as families recognise the special appeal and excellent value that these holidays provide.

Our trading update at the beginning of the month confirmed that 2002 will have yielded further satisfactory profits growth and healthy cash generation. We anticipate strong 2003 first half trading from our year round businesses, Hotel Breaks and Adventure, and a very good full year outcome for the group as a whole, with the additional earnings enhancement that the acquisition of Eurosites is expected to bring."

ends

Contact:

Holidaybreak plc Tel: 01606 787100
Angus Crighton-Miller, Chairman
Bob Baddeley
Jim Crew

Buchanan Communications Tel: 020 7466 5000
Tim Anderson/Nicola How

END

ACQKGGZLDLVGZZM

For more information and to contact AFX: www.afxnews.com and www.afxpress.com

MyTravel Group PLC - Trading Statement

RNS Number:8064B
MyTravel Group PLC
30 September 2002

30 September 2002

MYTRAVEL GROUP PLC

PRE-CLOSE TRADING UPDATE

* Our belief that results for the year would be broadly in line with expectations - albeit at the lower end of the range - has had to be reviewed following a proposed change by the auditors in accounting policy, which has been accepted by the Board. As a result the Group's results will be below market expectations. Given this, the Board will be reviewing our dividend policy.

* Summer 2003 brochure bookings are higher than at any time over the last five years and at higher margins.

* UK bookings for summer 2003 are 34% ahead of prior year and 27% ahead of 2000.

* MyTravelLite has been successfully launched - more than 46,000 passenger bookings have been taken to date at a net yield ahead of our expectations.

* Disposal of Eurosites camping business to Holidaybreak plc for a total consideration of £29.9m, generating an exceptional profit of £11m.

Tim Byrne, CEO of MyTravel said:

"Until very recently we anticipated that the Group's results would be broadly in line with expectations - albeit at the lower end of the range. However, our auditors have asked us to change our retail revenue recognition policy. We estimate the impact will be to reduce our results by up to £15m this year, with a corresponding positive effect in next year.

"This change has largely been driven by the significantly increased volumes of in-house sales for next summer. A record 81% of all our summer 2003 holidays have been sold by our in-house distribution.

"The signs for summer 2003 in the UK are very positive, with more brochure bookings in hand now than at any time in the last five years. Our high profile summer 2003 marketing campaign to encourage early booking, and our move to 'lowest price on the page' brochure pricing, are part of our long-term objective to sell a greater proportion of holidays from the brochure, leaving fewer to sell in the lates market. This strategy, aimed at providing greater visibility for the year's trading and reducing risk, has already been very successful. The 200,000 additional advance bookings we have taken have achieved a higher margin than last year.

"Whilst we are very disappointed that we had to make this change to expectations at this late stage in the year, we continue to believe that the fundamental underlying strengths of the existing business and our future growth prospects are good, particularly given the number of bookings we have in hand and the strength of our in-house distribution."

TRADING UPDATE

Summer 2002

In the UK, as expected, there was a lot of activity in the lates market for summer 2002, with booking run rates during the last ten weeks 21% above the prior year level such that the load factor in the UK is ahead of both last year and summer 2000. However, selling prices, whilst ahead of the prior year, are slightly below our expectations.

Along with all the major players, we have found that the lates markets in Sweden and Germany have remained weak, with particularly poor trading in Germany during the latter part of the summer.

Our U.S. business has performed well in increasingly difficult markets and our charter business in Canada has continued to perform strongly.

Accounting Policy Change

Our auditors have advised that it is no longer appropriate to recognise certain elements of retail income (principally income relating to insurance policies) at the time of booking; rather that income should be recognised at departure. This change in policy will have the effect of reducing income recognised this year and deferring it until next year. The effect of this policy change, which is still being calculated, is not expected to exceed £15m.

Future Seasons

In the UK, in order to improve the visibility and predictability of future earnings, we have undertaken promotional programmes designed to attract early bookings for summer 2003. These promotions, together with our move to 'lowest price on the page' brochure pricing have been greeted very enthusiastically by consumers such that bookings for summer 2003 are 34% ahead of the prior year and 27% ahead of summer 2001. These additional advance bookings have achieved a higher margin than last year.

Following the significantly later launch of winter brochures in the UK this year, (delayed to avoid launching in the early aftermath of 11 September) bookings for winter 2002/03 are 18% behind the prior year. However, bookings in recent weeks are running 11% ahead with selling prices significantly ahead. In Northern Europe bookings are 16% behind the prior year reflecting the difficult conditions in these markets. Bookings in Germany are in line with the prior year while North American bookings are 21% ahead.

MyTravelLite

MyTravelLite, the Group's new low fares airline, will commence operations tomorrow from Birmingham International Airport to Malaga and Paris (Beauvais) and to Geneva, Alicante and Belfast from 1 November. Flights went on sale on 9 August 2002 and to date more than 46,000 have been sold. The average net yield achieved is ahead of our expectations.

DISPOSAL OF EUROSITES CAMPING BUSINESS

We have today agreed to sell the business, assets and goodwill of our Eurosites camping business to Holidaybreak plc for a total consideration of £29.9m, which will be fully satisfied in cash on completion, which is expected later today. This sale will generate an exceptional profit of approximately £11m.

The Eurosites business comprises the UK business, which traded as a division of MyTravel, together with three overseas subsidiaries: Eurosites GmbH (Germany), Eurosites BV (Holland) and Eurosites AS (Denmark). The net assets disposed of are the business, assets and goodwill of the UK division, together with the entire issued share capitals of the overseas subsidiaries.

The transaction enables MyTravel to realise its investment in a non-core capital-intensive business at an attractive price. MyTravel will use the proceeds from the sale to invest in business areas which provide opportunities for strong growth and higher return on capital employed and which are more closely aligned with the Group's core strategic objectives. Pending such reinvestment, the proceeds will be used to reduce overall group indebtedness.

-Ends-

Enquiries:

MyTravel Group plc 0161 232 6523

Tim Byrne Chief Executive
David Jardine Finance Director
Alison Broom Head of Public Affairs

Brunswick 020 7404 5959

Fiona Antcliffe
Sophie Fitton

There will be an analyst conference call at 0900hrs (BST):

Dial in: 020 8240 8240
Password: MyTravel
Chairperson: Tim Byrne

END

TSTBBLBXLKBZBBE
For more information and to contact AFX: www.afxnews.com and
www.afxpress.com

MyTravel Group PLC - Holding(s) in Company

RNS Number:7644B
MyTravel Group PLC
27 September 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	1,702,298
State Street Nominees Limited	452,900
HSBC	88,300
MSCO	100,000
Chase Manhattan Bank London	80,607
Chase Nominees Limited	2,092,700
Mellon Nominees Limited	135,000
Chase Manhattan Bank London	1,106,970
State Street Bank & Trust	407,670
Bank of New York London	3,701,890
Northern Trust	959,620
Brown Brothers Harriman Ltd LUX	23,400
JP Morgan	2,970,100
Deutsche	181,730
State Street Nominees Limited	272,800
Nortrust Nominees Ltd	540,000
Bankers Trust	55,390
Chase Nominees Limited	107,860
Total	14,979,235

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

26 September 2002

12. Total holding following this notification

14,979,235

13. Total percentage holding of issued class following this notification

3.03%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Gregory McMahon, Group Company Secretary

Date of notification

27 September 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLEAANXAALAEFE
For more information and to contact AFX: www.afxnews.com and www.afxpress.com

30 September 2002

MYTRAVEL GROUP PLC

PRE-CLOSE TRADING UPDATE

- Our belief that results for the year would be broadly in line with expectations – albeit at the lower end of the range – has had to be reviewed following a proposed change by the auditors in accounting policy, which has been accepted by the Board. As a result the Group's results will be below market expectations. Given this, the Board will be reviewing our dividend policy.

- Summer 2003 brochure bookings are higher than at any time over the last five years and at higher margins.

- UK bookings for summer 2003 are 34% ahead of prior year and 27% ahead of 2000.

- MyTravelLite has been successfully launched – more than 46,000 passenger bookings have been taken to date at a net yield ahead of our expectations.

- Disposal of Eurosites camping business to Holidaybreak plc for a total consideration of £29.9m, generating an exceptional profit of £11m.

Tim Byrne, CEO of MyTravel said:

"Until very recently we anticipated that the Group's results would be broadly in line with expectations – albeit at the lower end of the range. However, our auditors have asked us to change our retail revenue recognition policy. We estimate the impact will be to reduce our results by up to £15m this year, with a corresponding positive effect in next year.

"This change has largely been driven by the significantly increased volumes of in-house sales for next summer. A record 81% of all our summer 2003 holidays have been sold by our in-house distribution.

"The signs for summer 2003 in the UK are very positive, with more brochure bookings in hand now than at any time in the last five years. Our high profile summer 2003 marketing campaign to encourage early booking, and our move to 'lowest price on the page' brochure pricing, are part of our long-term objective to sell a greater proportion of holidays from the brochure, leaving fewer to sell in the lates market. This strategy, aimed at providing greater visibility for the year's trading and reducing risk, has already been very successful. The 200,000 additional advance bookings we have taken have achieved a higher margin than last year.

"Whilst we are very disappointed that we had to make this change to expectations at this late stage in the year, we continue to believe that the fundamental underlying strengths of the existing business and our future growth prospects are good, particularly given the number of bookings we have in hand and the strength of our in-house distribution."

TRADING UPDATE

Summer 2002

In the UK, as expected, there was a lot of activity in the lates market for summer 2002, with booking run rates during the last ten weeks 21% above the prior year level such that the load factor in the UK is ahead of both last year and summer 2000. However, selling prices, whilst ahead of the prior year, are slightly below our expectations.

Along with all the major players, we have found that the lates markets in Sweden and Germany have remained weak, with particularly poor trading in Germany during the latter part of the summer.

Our U.S. business has performed well in increasingly difficult markets and our charter business in Canada has continued to perform strongly.

Accounting Policy Change

Our auditors have advised that it is no longer appropriate to recognise certain elements of retail income (principally income relating to insurance policies) at the time of booking; rather that income should be recognised at departure. This change in policy will have the effect of reducing income recognised this year and deferring it until next year. The effect of this policy change, which is still being calculated, is not expected to exceed £15m.

Future Seasons

In the UK, in order to improve the visibility and predictability of future earnings, we have undertaken promotional programmes designed to attract early bookings for summer 2003. These promotions, together with our move to 'lowest price on the page' brochure pricing have been greeted very enthusiastically by consumers such that bookings for summer 2003 are 34% ahead of the prior year and 27% ahead of summer 2001. These additional advance bookings have achieved a higher margin than last year.

Following the significantly later launch of winter brochures in the UK this year, (delayed to avoid launching in the early aftermath of 11 September) bookings for winter 2002/03 are 18% behind the prior year. However, bookings in recent weeks are running 11% ahead with selling prices significantly ahead. In Northern Europe bookings are 16% behind the prior year reflecting the difficult conditions in these markets. Bookings in Germany are in line with the prior year while North American bookings are 21% ahead.

MyTravelLite

MyTravelLite, the Group's new low fares airline, will commence operations tomorrow from Birmingham International Airport to Malaga and Paris (Beauvais) and to Geneva, Alicante and Belfast from 1 November. Flights went on sale on 9 August 2002 and to date more than 46,000 have been sold. The average net yield achieved is ahead of our expectations.

DISPOSAL OF EUROSITES CAMPING BUSINESS

We have today agreed to sell the business, assets and goodwill of our Eurosites camping business to Holidaybreak plc for a total consideration of £29.9m, which will be fully satisfied in cash on completion, which is expected later today. This sale will generate an exceptional profit of approximately £11m.

The Eurosites business comprises the UK business, which traded as a division of MyTravel, together with three overseas subsidiaries: Eurosites GmbH (Germany), Eurosites BV (Holland) and Eurosites AS (Denmark). The net assets disposed of are the business, assets and goodwill of the UK division, together with the entire issued share capitals of the overseas subsidiaries.

The transaction enables MyTravel to realise its investment in a non-core capital-intensive business at an attractive price. MyTravel will use the proceeds from the sale to invest in business areas which provide opportunities for strong growth and higher return on capital employed and which are more closely aligned with the Group's core strategic objectives. Pending such reinvestment, the proceeds will be used to reduce overall group indebtedness.

-Ends-

Enquiries:

MyTravel Group plc		0161 232 6523
Tim Byrne	Chief Executive	
David Jardine	Finance Director	
Alison Broom	Head of Public Affairs	
Brunswick		020 7404 5959
Fiona Antcliffe		
Sophie Fitton		